EXHIBIT 99.4

Press Release

UK: Total starts up production of the Culzean field

Paris, June 11, 2019 - Total has started up production from the Culzean gas condensate field located on Block 22/25a, 230 kilometers off the coast of Aberdeen, in the UK. With a plateau production of 100,000 barrels of oil equivalent per day (boe/d), Culzean will account for around 5% of the UK’s gas consumption, bringing to 18% the proportion of the country’s gas demand supplied by Total.

"The Culzean project is delivered ahead of schedule and more than 10% below the initial budget, which represents Capex savings of more than $500 million. This has been achieved thanks to the excellent performance of the project teams in charge of the construction and drilling operations," stated Arnaud Breuillac, President Exploration & Production at Total. "Culzean is a good example of our efforts to upgrade our portfolio in the North Sea over the last years, notably by bringing Total and Maersk Oil together. The Culzean field is located in the Central Graben area, close to the Elgin-Franklin fields, also operated by Total, thus generating synergies."

Discovered in 2008 by Maersk Oil, the Culzean field contains resources estimated between 250 and 300 million barrels of oil equivalent. The project includes the drilling of six wells, the construction of three bridge-linked platforms and of a Floating Storage and Offloading (FSO) unit. Gas from Culzean is exported via the CATS pipeline and the UK National Grid whilst condensate is stored in the FSO for offloading by shuttle tanker.

New digital technologies applied on the project, such as the latest smart rooms, will deliver higher efficiency during operations and create a safer working environment.

Total operates Culzean with a 49.99% participating interest, alongside BP (32%) and JX Nippon (18.01%).

Total in the United Kingdom

Total is present across the energy value chain in the UK. It has been present in the country for over 50 years and employs over 2,000 people.

Upstream, Total is one of the country’s leading oil and gas operators, with equity production of 179,000 boe/d in 2018. It principally comes from operated offshore fields in three major zones: the Alwyn/Dunbar area in the Northern North Sea, the Elgin/Franklin area in the Central North Sea, the Laggan-Tormore area in the West of Shetland area.

Downstream, Total is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector. The Group is also present in refining through the Lindsey Oil Refinery in Lincolnshire, with a capacity of 110,000 barrels per day, and in the marketing of petroleum products including lubricants, aviation fuel, bitumen and specialty fluids.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.